UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4/A)*

                          VELOCITY EXPRESS CORPORATION
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                                (NAME OF ISSUER)

                          COMMON STOCK, $.004 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                    92257T103
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                                 (CUSIP NUMBER)

                             MICHAEL W. SCHLEY, ESQ.
                       LARKIN HOFFMAN DALY & LINDGREN LTD.
                             1500 WELLS FARGO PLAZA
                            7900 XERXES AVENUE SOUTH
                           MINNEAPOLIS, MN 55431-1194
                                 (952) 835-3800
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 10, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP No.         92257T103
          ------------------------------


1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Richard Neslund and Mabeth Neslund

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)

3.       Sec Use Only

4.       Source of Funds (See Instructions)

         PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

         United States

                  7.    Sole Voting Power
Number of
Shares Bene-            2,363,779 shares of common stock (377,113 of which are
ficially                common shares, 704,854 of which are represented by
Owned by                warrants to purchase common stock, 781,812 of which are
Each                    represented by 195,453 shares of Series F Convertible
Reporting               Preferred stock convertible into common stock and
Person With             500,000 of which are represented by 50,000 shares of
                        Series H Convertible Preferred stock convertible into common stock).

                  8.    Shared Voting Power

                  9.    Sole Dispositive Power

                        2,363,779 shares of common stock (377,113 of which are common shares, 704,854 of which are represented by warrants to purchase common stock, 781,812 of which are represented by 195,453 shares of Series F Convertible Preferred stock convertible into common stock and 500,000 of which are represented by 50,000 shares of Series H Convertible Preferred stock convertible into common stock).

                  10.   Shared Dispositive Power

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,363,779 shares of common stock (377,113 of which are common shares, 704,854 of which are represented by warrants to purchase common stock, 781,812 of which are represented by 195,453 shares of Series F Convertible Preferred stock convertible into common stock and 500,000 of which are represented by 50,000 shares of Series H Convertible Preferred stock convertible into common stock).

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount if Row (11)

         38.4

14.      Type of Reporting Person (See Instructions)

         IN

Note: Information in this Amendment to Schedule 13D is as of the date of event shown on the cover page hereof.

Information regarding the number of shares issuable upon conversion of shares of preferred stock is based upon calculations provided by the Issuer to the Reporting Persons. The Reporting Persons reserve the right to correct such numbers if they determine that such calculations are not accurate.

Item 1.  Security and Issuer

         The name of the Issuer is Velocity Express Corp. (the "Issuer") and the address of its principal office is One Morningside Drive North, Building B-Suite 300, Westport, CT 06880. The title of the class of equity security to which this statement relates is Common Stock.

Item 2.  Identity and Background

         This statement is filed jointly by Richard Neslund and Mabeth Neslund, who affirm that they do not constitute a group (together, the "Reporting Persons").

(a).      Richard Neslund and Mabeth Neslund

(b).      15210 Wayzata Boulevard Wayzata, MN 55391

(c). Mr. Neslund is President of Park Avenue of Wayzata, Inc. The address of the principal office of Park Avenue of Wayzata, Inc. is 15210 Wayzata Boulevard, Wayzata, Minnesota 55391.

(d). Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).      Both of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Funds were the personal funds of Reporting Persons. No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transaction

The Reporting Persons beneficially acquired the shares of common stock of the Issuer reported herein for investment purposes. The Reporting Persons reserve the right to purchase additional shares or to sell shares if they deem such action to be in their best interest.

The Reporting Persons do not have any specific plans or proposals respecting (i) any extraordinary corporate transactions affecting the Issuer such as a merger, reorganization, or liquidation; (ii) a sale or transfer of a material amount of the shares of the Issuer owned by them; (iii) changes in the Issuer's board of directors or management or to change the number or term of directors or to fill any existing vacancies on the board; (iv) changes in the present capitalization or dividend policy of the Issuer; (v) any material changes to the business or corporate structure; (vi) any changes in the Issuer's charter, bylaws or instruments which may impede the acquisition of control or the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted or to cease being authorized to be quoted; (viii) causing the termination of registration of any class of the Issuer's securities; (ix) any similarly-enumerated actions.

Item 5.  Interest in Securities of the Issuer

(a). As of October 10, 2002, the Reporting Persons beneficially own 2,363,779 shares of common stock (377,113 of which are common shares, 704,854 of which are represented by warrants to purchase common stock, 781,812 of which are represented by 195,453 shares of Series F Convertible Preferred stock convertible into common stock and 500,000 of which are represented by 50,000 shares of Series H Convertible Preferred stock convertible into common stock).

          These shares represent 38.4% of the outstanding common stock of the Issuer computed accordance with Rule 13d-3. The number of shares outstanding is based upon the most recent information included in the Issuer's Forms 10-Q and 10-K or as provided by the Issuer to the Reporting Persons.

(b). The Reporting Persons have sole power to vote or to direct the vote of all of shares as described in Item 5(a).

(c). The Reporting Persons beneficially acquired 50,000 shares of Series H Convertible Preferred Stock of the Issuer through a private placement on October 10, 2002. Such shares are convertible into 500,000 shares of common stock.

(d).     Not applicable.

(e).     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    02-14-2005                   /s/ Michael W. Schley as Attorney-In-Fact
      ------------------               -----------------------------------------
                                       Richard Neslund

                                       /s/ Michael W. Schley as Attorney-in Fact
                                       -----------------------------------------
                                       Mabeth Neslund


                                POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitute and appoint each of James E. Fier and Michael W. Schley, signing singly, the undersigned's' true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's' capacity as a shareholder, individually or jointly, of Velocity Express Corporation (the "Company"),

                  Schedules 13D and 13G and all amendments (the "Schedules") thereto in accordance with Regulation 13D of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any Schedules and/or timely file such Schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

         The undersigned hereby grant to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Regulation 13D of the Securities Exchange Act of 1934.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Schedules with respect to the undersigned's' holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

         IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed effective as of the 14th day of February, 2005.

                                                /s/ Richard A. Neslund
                                                --------------------------------
                                                Richard A. Neslund

                                                /s/ Mabeth Neslund
                                                --------------------------------
                                                Mabeth Neslund